[ROCKY HOLDING, INC. LETTERHEAD]

June 19, 2014

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Daniel Morris, Special Counsel

Re:	Rocky Holding, Inc.
Amendment No. 1 to Registration Statement on Form S-4
Filed May 21, 2014
File No. 333-195236

Dear Mr. Morris:

This letter responds to the letter, dated June 6, 2014, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Registration Statement on Form S-4 (the “Registration Statement”) filed by Rocky Holding, Inc. (the “Company”) on April 14, 2014 and amended on May 21, 2014. We have included in this letter, where relevant, responses forwarded to us by counsel to and/or representatives of RF Micro Devices, Inc. (“RFMD”), TriQuint Semiconductor, Inc. (“TriQuint”), Merrill Lynch Pierce, Fenner & Smith Incorporated (“BofA Merrill Lynch”) and Goldman Sachs & Co. (“Goldman Sachs”). Capitalized terms used herein and otherwise not defined herein shall have the meanings assigned to such terms in the Registration Statement.

The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the comment letter, and to facilitate your review, we have reproduced the text of the Staff’s comments in italicized print below. Unless otherwise noted, references in this letter to page numbers and section headings refer to page numbers and section headings in Amendment No. 2 to the Registration Statement (the “Amendment”), which the Company is filing concurrently with this letter. To facilitate the Staff’s review, we have also provided, on a supplemental basis, a blackline of the Amendment marked against Amendment No. 1 to the Registration Statement as filed on May 21, 2014 reflecting the changes proposed to address the Staff’s comments.

Letters to the Stockholders of RF Micro Devices, Inc. and TriQuint Semiconductor, Inc.

1.	Your response to prior comment 1 indicates that the actual relative ownership percentages could vary by up to 5%. Accordingly, please amend your letter to stockholders and your prospectus disclosure at the top of page 3 and elsewhere as appropriate to clarify the maximum and minimum percentages that each set of shareholders could hold immediately following the merger. Please also revise your disclosures on page 3 and elsewhere, as appropriate, to reflect the impact of the potential 5% ownership interest variance on the $9.73 per share and $5.81 per share estimates. Please also confirm that your disclosures on page 3 concerning the per share merger consideration for both sets of shareholders as of the latest practicable date before printing will be based on the number of shares outstanding as of that same date.

Response: In response to the Staff’s comment, the disclosure has been revised in the letter to stockholders and on pages 3 and 36 of the Amendment to clarify the maximum and minimum percentages that each set of shareholders could hold immediately following the merger. We have also revised the disclosure on pages 3-4 of the Amendment to clarify that any variance in actual relative ownership percentages will not affect the implied value per share of TriQuint’s and RFMD’s stock at the closing. Because the exchange ratios are fixed and will not be adjusted based on the number of outstanding shares of either TriQuint or RFMD common stock at closing, the implied value per share of each of TriQuint common stock and RFMD common stock will be determined solely by the per share market value of RFMD’s common stock at closing and the applicable exchange ratios (which we calculate without the effect of the reverse stock split, in order to provide the most comparable information to shareholders). As indicated on page 3 of the Amendment, we will disclose the implied value per share of both TriQuint’s and RFMD’s stock as of the latest practicable date before printing based on the fixed exchange ratios and the market value of RFMD’s common stock on that date.

June 19, 2014

What is the proposed transaction on which I am being asked to vote?, page 1

2.	We note your response to prior comment 2. While we continue to consider your response, please submit additional analysis regarding the following points:

•	Authorized shares. Under its proposed charter, Rocky Holding would have 80% of its authorized common shares available for future issuance, whereas TriQuint has only 67% available and RFMD has only 40% available. Given these differentials, please tell us how you concluded that this increase is immaterial from a shareholder rights perspective. Your current analysis simply notes that all three have substantial amounts available for issuance, without discussing the differentials between them, which appear to be substantial.

Response:

Factual Background

We have considered the Staff’s comment and upon further consideration we propose to authorize 405,000,000 shares of common stock and 5,000,000 shares of “blank check” preferred stock. We estimate this will result in Rocky Holding having approximately 60% of its authorized common shares unreserved and available for future use upon completion of the proposed transaction, based on our earlier estimates that up to 154,817,378 shares of common stock could be outstanding, or reserved for vested equity awards, with up to an additional (approximately) 6,500,000 shares required for additional equity awards outstanding (and unvested).

Analysis

We continue to believe that the differences between the proposed authorized capital stock provisions of the Rocky Holding charter and those in the existing charter documents of TriQuint and RFMD are immaterial from a shareholder rights perspective. Our current proposal would leave approximately 60% of Rocky Holding’s authorized common shares unreserved and available for future use upon completion of the proposed transaction, which percentage is lower than the analogous current percentage for TriQuint (67%) and higher than the analogous current percentage for RFMD (40%). Like the current boards of TriQuint and RFMD, the Rocky Holding Board will continue to have reasonably broad discretion to issue a substantial amount of additional authorized capital stock for various uses, including the issuance of authorized but unissued preferred shares that could be structured to provide for multiple votes per share or other preferential rights associated with “blank check” preferred stock. Accordingly, we believe the differences in percentages do not correlate to any meaningful differences in the companies’ abilities to utilize their available authorized but unissued capital stock. The rights of TriQuint stockholders and RFMD shareholders are not materially affected by the decrease and increase, respectively, in the proportion of authorized but unissued shares of Rocky Holding common stock, and we respectfully ask that the Staff concur with our conclusion that unbundling is not required in this circumstance.

•	Election of Directors – TriQuint. Please elaborate on how you determined that shareholder rights are not substantively affected by the elimination of shareholder approval rights with respect to a majority voting standard for the election of directors. A belief that “boards of directors would not amend, without stockholder approval, majority voting provisions previously expressly adopted” does not demonstrate that shareholder rights are not being substantively affected by the proposal.

Response:

Factual Background

We have considered the Staff’s comment and upon further consideration we propose to include majority voting provisions in Rocky Holding’s certificate of incorporation rather than its bylaws. The provisions will remain

June 19, 2014

in essentially identical form to those in TriQuint’s existing certificate of incorporation and bylaws and will provide that, except in specified contested director elections, each director of Rocky Holding must be elected by a majority of the votes cast with respect to the director nominee at any meeting for the election of directors at which a quorum is present.

As described in our prior letter of May 21, 2014, RFMD currently follows the majority voting provisions set forth in Section IV.D of its Corporate Governance Guidelines.

Analysis

Because the majority voting provisions will be placed in Rocky Holding’s certificate of incorporation (rather than its bylaws), neither the rights of TriQuint stockholders nor RFMD shareholders will be materially affected, and we respectfully ask that the Staff concur with our conclusion that unbundling is not required in this circumstance.

•	Amendment to Bylaws. Please address the two restrictions on bylaws that fix a greater quorum or voting requirement for the board of directors. These restrictions currently appear in Article 9, Section 5 of the RFMD bylaws and do not appear to be replicated in the proposed Rocky Holding organizational documents.

Response:

Factual Background

As described in our previous letter to the Staff dated May 21, 2014, both the board of directors and shareholders of RFMD have the authority to adopt, amend or repeal the bylaws, subject to certain limitations. The final two sentences of Article 9, Section 5 of the RFMD bylaws contain three limitations on the board’s authority to adopt, amend or repeal a bylaw that fixes a greater quorum or voting requirement for directors, as follows:

1.	A shareholder-adopted bylaw fixing a greater quorum or voting requirement for the board of directors may only be amended or repealed by the shareholders (unless the shareholders have vested authority in the board to amend or repeal the bylaw).

2.	A bylaw fixing a greater quorum or voting requirement for the board of directors may not be adopted by the board of directors by a vote of less than a majority of directors then in office.

3.	A bylaw fixing a greater quorum or voting requirement for the board of directors may not itself be amended by the board of directors with a quorum or by a vote less than that required by the bylaw to be amended, or as prescribed by the shareholders.

The proposed Rocky Holding certificate of incorporation and bylaws provide that the Rocky Holding board of directors may adopt, amend or repeal the bylaws. Neither the General Corporation Law of the State of Delaware (the “DGCL”) nor the Rocky Holding governing documents contain restrictions on the board’s ability to adopt or amend bylaws like those contained in Article 9, Section 5 of the RFMD bylaws.

Analysis

The final two sentences of Article 9, Section 5 of RFMD’s bylaws merely restate the provisions of Sections 55-10-22(a) and (c) of the North Carolina Business Corporation Act (the “NCBCA”), and as such, the inclusion (or the exclusion) of these provisions in RFMD’s bylaws does not create any right or benefit to RFMD shareholders that is not already accorded to them under the NCBCA. The DGCL does not contain corresponding restrictions. Accordingly, the differences between the RFMD bylaws and the proposed Rocky Holding bylaws in this area are attributable solely to differences between the substantive provisions of the NCBCA and the DGCL. These differences are but one example of a myriad of variations between the NCBCA and the DGCL.

June 19, 2014

Rule 14a-4(a) and the supporting interpretive materials do not contemplate unbundling of a vote on a merger by a constituent corporation to take into account statutory differences in the corporate laws to which the constituent corporation and the surviving corporation are subject. The RFMD shareholders will decide whether to approve the Agreement and Plan of Merger that will necessarily result in their shares being converted into those of a Delaware corporation. If approved, this will necessarily result in RFMD shareholders becoming Rocky Holding stockholders with the rights accorded to them under the DGCL as opposed to the rights accorded to them under the NCBCA.

Based on the above analysis, we respectfully ask that the Staff concur with our conclusion that unbundling is not required in this circumstance.

Selected Consolidated Historical Financial Data of RFMD and TriQuint, pages 25 and 27

3.	We note that you have not updated the selected consolidated historical financial data for RFMD or TriQuint. Please update this information in the next amendment. Refer to the guidance in Rule 3-12 of Regulation S-X.

Response: Please see pages 26 and 28 of the Amendment, which present updated selected consolidated historical financial data for RFMD and TriQuint, respectively.

RFMD and TriQuint Unaudited Pro Forma Condensed Combined Financial Statements, page 41

4.	We note that on May 21, 2014, RFMD filed its Form 10-K for the fiscal year ended March 29, 2014. Further, TriQuint filed its Form 10-Q for the quarter ended March 29, 2014 on May 2, 2014. To date the merger transaction between RFMD and TriQuint has not been consummated. Consequently, please update and revise the unaudited pro forma condensed combined balance sheet and statement of operations to reflect the most current reporting periods from both entities’ financial statements. Please refer to Rule 11- 02(c)(1) and (2)(i) of Regulation S-X.

Response: Please see pages 43 through 57 of the Amendment, which present the updated and revised unaudited pro forma condensed combined balance sheet, pro forma condensed combined statement of operations and related notes.

Note 5. Reclassification Adjustments, page 51

5.	We note your response to prior comment 6 and the revisions made to provide additional detail about the nature of the reclassifications. Although we note why the reclassification adjustments were made, there was no explanation given on how you determined the amounts reclassified to each of the 3 operating expense accounts (i.e., general and administrative, marketing and selling, and other operating expense (income)) from TriQuint’s selling, general and administrative expense line item. Please tell us your basis for allocating the amounts in the reclassifications.

Response: We respectfully advise the Staff that the general and administrative and marketing and selling expense categories were determined by specific identification of general ledger cost centers in the TriQuint Enterprise Resource Planning (ERP) system. TriQuint maintains master data within the ERP software that delineates the functional categories by cost centers and the expenses are grouped by “General and administrative” as well as “Marketing and selling” categories. We reviewed the expenses recorded for each specific functional category in the ERP system and classified the expenses to be consistent with RFMD’s presentation. The reclassification of $3,371 from TriQuint’s “Selling, general and administrative” category to RFMD’s “Other operating expense (income)” category related to the change in estimate of an earnout payment liability for a prior acquisition completed by TriQuint. No estimates or allocations were used to reclassify TriQuint’s balances to conform to RFMD’s presentation.

June 19, 2014

Background of the Mergers, page 69

6.	We note your response to prior comment 12 but do not understand your basis for concluding that the comparative valuations, “financial analyses” and “valuation outcomes” that you reference fall outside the scope of a “report, opinion or appraisal.” Each discussion with or presentation by an outside party that is materially related to the transaction, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. Please revise your disclosure to include summaries of the discussions with Goldman Sachs that took place on the following dates: (i) November 6-7; (ii) November 19; (iii) December 10; (iv) December 13; (v) December 15; (vi) February 12 and (vii) February 21. Please also revise your disclosure to include a summary of the presentation by BofA Merrill Lynch on November 14.

Response: The disclosure on pages 74, 76, 79-81 and 83 of the Amendment has been modified to provide a more complete summary of the discussion the TriQuint board had with representatives of Goldman Sachs on (i) November 6-7; (ii) November 19; (iii) December 10; (iv) December 13; (v) December 15; (vi) February 12 and (vii) February 21. In addition, the disclosure on page 75 of the Amendment has been modified to provide a more complete summary of the discussion the RFMD board had with representatives of BofA Merrill Lynch on November 14.

Opinion of Financial Advisor to TriQuint, page 90

7.	We note your response to prior comment 26 and your revised disclosures explaining why each analysis was undertaken. Please further revise your discussion of each financial analysis to summarize how the proposed merger consideration compares to the values presented in the tables. For instance, is the merger consideration received by the applicable set of shareholders within the range of values or multiples presented? Is the consideration outside the range? How does the merger consideration compare to the median values presented in the tables?

Response: We respectfully submit that the disclosure requested by the Staff is already included in the discussion for each financial analysis for which both (i) a comparison of the proposed merger consideration and values included in the Goldman Sachs board presentation is an applicable notion and (ii) such comparative information was in fact presented in the Goldman Sachs board presentation. More specifically:

•	Historical Exchange Ratio Analysis – In response to the Staff’s first comment letter, the last sentence of this section was added to provide the applicable comparative disclosure.

•	Selected Company Analysis – The summary of this analysis in the existing disclosure is comprehensive, providing all quantitative information that was provided in the written report to the board (on slides 11 – 13 thereof). No further comparative information was presented to the board, and thus we respectfully submit that it is not necessary or appropriate to generate additional comparative information to include in the discussion of this analysis.

•	Illustrative Financial Contribution Analysis – In response to the Staff’s first comment letter, the last sentence of this sub-section was added to provide the applicable comparison disclosure.

•	Illustrative Discounted Cash Flow Analysis/Synergies – This analysis did not relate to the overall merger consideration, such that there is no applicable additional comparative information to be provided in the discussion of this analysis.

•	Illustrative Discounted Cash Flow Analysis/Value Uplift – The output of this analysis was presented in terms of value uplift, i.e. the implied degree to which the value of the per share merger consideration received by TriQuint stockholders is greater than the per share value of TriQuint in the absence of the transaction. Thus, there is no applicable additional comparative information that could be provided beyond the value uplift ranges already provided in the discussion of this analysis.

June 19, 2014

•	Illustrative Discounted Cash Flow Analysis/DCF-Based Relative Equity Contribution – In response to the Staff’s first comment letter, the last sentence of this sub-section was added to provide the applicable comparison disclosure.

•	Illustrative Pro Forma Accretion/Dilution Analysis – Accretion/dilution analysis does not generate information that can be sensibly compared to the merger consideration.

•	Illustrative Present Value of Future Stock Price Analysis – Like the Illustrative Discounted Cash Flow Analysis/Value Uplift analysis discussed above, the output of this analysis was presented in terms of value uplift, such that there is no applicable additional comparative information that could be provided beyond that already provided in the discussion of this analysis.

*****

Closing

The Company acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Robert A. Bruggeworth
Robert A. Bruggeworth
Chief Executive Officer

cc:	Ralph G. Quinsey
TriQuint Semiconductor, Inc.
Roy W. Tucker, Esq.
Perkins Coie LLP
Keith Flaum, Esq.
Weil, Gotshal & Manges LLP
Jeffrey C. Howland, Esq.
Womble Carlyle Sandridge & Rice, LLP